UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from      to

Commission file number 001-41545

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MasterBrand, Inc. Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
MasterBrand, Inc.
3300 Enterprise Parkway, Suite 300
Beachwood, Ohio 44122

Note: Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the MasterBrand, Inc. Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

To Plan Participants and Associate Benefits Committee of
MasterBrand, Inc. Retirement Savings Plan
Beachwood, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the MasterBrand, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2024, and Schedule G, Part III, Nonexempt Transactions for the year ended December 31, 2024, has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2024.

Grand Rapids, Michigan
June 26, 2025

MasterBrand, Inc. Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2024 and 2023

	December 31,	December 31,
(U.S. Dollars presented in millions)	2024	2023
Assets
Investments, at fair value	$534.9	$476.4
Receivables
Notes receivable from participants	9.4	8.3
Total receivables	9.4	8.3
Net assets available for benefits	$544.3	$484.7

MasterBrand, Inc. Retirement Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2024 and 2023

	For years ended
(U.S. Dollars presented in millions)	2024	2023
Additions to net assets attributed to:
Contributions
Participants	$26.3	$24.3
Employer	16.9	15.7
Rollover	10.3	3.2
Total contributions	53.5	43.2
Investment income
Interest and dividends	2.5	1.5
Net appreciation in fair value of investments	66.3	75.1
Total investment income	68.8	76.6
Interest income on notes receivable from participants	0.7	0.5
Total additions	123.0	120.3

Deductions to net assets attributed to:
Benefits paid to participants	62.7	48.2
Administrative expenses	0.7	0.6
Total deductions	63.4	48.8
Net Increase prior to transfers	59.6	71.5
Transfers of assets to plan	—	413.2
Net Increase	59.6	484.7
Net assets available for benefits
Beginning of year	484.7	—
End of year	$544.3	$484.7

MasterBrand, Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2024 and 2023
NOTE A - DESCRIPTION OF PLAN
The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
MasterBrand, Inc. (“MasterBrand”) is a leading manufacturer of residential cabinets in North America with a portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. References to “Cabinets,” “MasterBrand,” “the Company,” “we,” “our” and “us” refer to MasterBrand, Inc. and its consolidated subsidiaries, unless the context otherwise requires. On December 14, 2022, MasterBrand, Inc., separated from its former parent company Fortune Brands Innovations, Inc. (formerly known as Fortune Brands Home & Security, Inc.) (“Fortune Brands”), via a tax-free spin-off transaction (the “Separation”). The Separation created two independent, publicly traded companies.

Beginning on January 1, 2023, MasterBrand, Inc. maintains a tax-qualified defined contribution retirement plan covering eligible employees of MasterBrand and its operating companies named the MasterBrand, Inc. Retirement Savings Plan (the “Plan”). Prior to January 1, 2023, eligible associates of MasterBrand participated in either the Fortune Brands Innovations Retirement Savings Plan (formerly known as “Fortune Brands Home & Security Retirement Savings Plan”) or the Fortune Brands Innovations Hourly Employee Retirement Savings Plan (formerly known as “Fortune Home & Security Hourly Employee Retirement Savings Plan”). On January 1, 2023, a transfer of $413.2 million was executed from the legacy plans of Fortune Brands to the Plan, consisting of investments and participants loans outstanding. The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is maintained by MasterBrand, Inc. and is intended to comply with Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The MasterBrand, Inc. Associate Benefits Committee serves as the Plan’s administrator (“Plan Administrator”). Fidelity Management Trust Company is the Plan trustee (“Trustee”).

MasterBrand and each of its operating companies that participated in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating companies that participated in the Plan during the years ended December 31, 2024 and December 31, 2023 included: MasterBrand Cabinets LLC, MasterBrand Home Products, LLC, and Norcraft Companies, L.P.

Contributions
Plan contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions and/or Roth 401(k) contributions of up to 50% of their “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code). In 2024 and 2023, the sum of each participant’s annual tax-deferred contributions and Roth 401(k) contributions were limited by the Code to $23,000 and $22,500, respectively. During the year in which a participant attains age 50 (and in subsequent years), the participant may elect to make additional unmatched, pretax “catch up” contributions and/or Roth “catch up” contributions. In 2024 and 2023, participants that met this requirement were permitted to make “catch up” contributions of up to $7,500.

The Plan permits participants to make after-tax contributions and to elect to automatically make after-tax contributions after reaching the dollar limitation on tax-deferred contributions and/or Roth 401(k) contributions. The sum of tax-deferred contributions, Roth 401(k) contributions, and after-tax contributions may not exceed 50% of the participant’s total eligible compensation (lower limitations apply to participants who are highly compensated employees).

MasterBrand, Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2024 and 2023

Participants eligible to make tax-deferred contributions and/or Roth 401(k) contributions may roll over balances from another eligible tax-qualified retirement plan or individual retirement account into the Plan. Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan are automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants who are automatically enrolled have their contribution rate increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) annually in May unless they affirmatively declined participation in the automatic increase program. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

The Plan Administrator provides a matching contribution (in varying amounts stated in the Plan document) on a participant’s elective contributions.

The Plan makes various investment funds available to participants to direct the investment of their accounts, including a Company stock fund, which gives participants the option to purchase shares of MasterBrand Common Stock. Additionally, through December 18, 2023, participants could also direct the investment of their accounts to the Fortune Brands Stock Fund. On December 18, 2023, any investments held in the Fortune Brands Stock Fund were automatically sold and equivalent investments in “BlackRock LifePath Index Retirement” were purchased.

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by participant contributions, including rollovers, and Company contributions and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting
Participant contributions and earnings on those contributions vest immediately. For employer matching contributions, vesting in the matching contribution and earnings on those contributions occurs upon on the earliest of the following: (1) death; (2) termination of employment due to disability; (3) attainment of normal retirement age (generally 65); (4) termination of employment without fault, and (5) after one year of service.

Forfeitures
Forfeited non-vested accounts totaled $0.1 million and $0.3 million as of December 31, 2024 and December 31, 2023, respectively. These accounts are used to reduce future Company contributions or to pay Plan expenses. Forfeitures were used to reduce Company contributions by $0.6 million and $0.1 million in 2024 and 2023, respectively, and to pay $0.1 million in Plan expenses during both 2024 and 2023. Additionally, during 2023, $0.1 million of forfeitures related to the Plan were utilized by the Company to pay expenses associated with other plans sponsored by MasterBrand, Inc. and which are considered nonexempt transactions by the Department of Labor (“DOL”). Refer to Note H - “Nonexempt Transactions,” for further information.

MasterBrand, Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2024 and 2023

Notes Receivable from Participants
A participant may apply for up to two loans of at least $1,000 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50,000 where the maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made through payroll deductions so that the loan is repaid evenly over the term of the loan.

Distributions and Withdrawals
Benefits are distributed from a participant’s account upon death, retirement or other termination of employment and are payable in cash (generally, in a lump sum or installment payments and in some cases, in the form of an annuity) or rolled over (into a traditional or Roth IRA). The Plan also permits in-service withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service as described in the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received (i) to sell an asset, or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management follows ASC 820, Fair Value Measurements and Disclosures, which established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

MasterBrand, Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2024 and 2023
The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.Quoted prices for similar assets or liabilities in active markets.
2.Quoted prices for identical or similar assets or liabilities in inactive markets.
3.Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).
4.Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investments as of December 31, 2024 and December 31, 2023 are presented at fair value, which has been determined based on the fair value of the underlying investments.

The investments held by the Plan and the methods and significant assumptions used by Plan management to estimate fair value of investments are presented below. There have been no changes in the methodologies used at December 31, 2024 and December 31, 2023.

Collective trust funds: Valued at the net asset value (“NAV”) of units of each bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV, as provided by the Trustee, is based on the fair value of the underlying investments held by the funds less their liabilities. As of December 31, 2024 and December 31, 2023, there is no intention to sell or otherwise dispose of the investments in collective trust funds at prices different than their respective NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Mutual funds: Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

MasterBrand, Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2024 and 2023
Self-directed brokerage accounts: Valued based on the underlying holdings which consist of various investment types, including mutual funds, common stock, and interest-bearing cash. While interest-bearing cash is valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration, all other investments in the self-directed brokerage accounts are valued in accordance with the valuation methods described above.

Company common stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note C – “Fair Value Measurements,” for the investments held by the Plan as of December 31, 2024 and December 31, 2023, by level within the fair value hierarchy.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Income Recognition
Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex- dividend date and interest income is recorded on the accrual basis. Both dividend income and interest income are recorded in the accompanying statements of changes in net assets available for benefits as interest and dividends. Net realized and unrealized appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefits Paid to Participants
Distributions and withdrawals are recorded when paid.

Administrative Expenses
Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as administrative expenses. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses are paid directly by the Plan’s suspense account.

MasterBrand, Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2024 and 2023
NOTE C - FAIR VALUE MEASUREMENTS

The following table presents the Plan’s investments by level, within the fair value hierarchy as of December 31, 2024 and December 31, 2023:

	As of December 31, 2024
(U.S. Dollars presented in millions)	Level 1	Level 2	Level 3	Total
Mutual funds	$33.7	$—	$—	$33.7
Self-directed brokerage accounts	16.1	—	—	16.1
Company common stock	4.3	—	—	4.3
Total assets in the fair value hierarchy	$54.1	$—	$—	$54.1
Investments measured at NAV (a)
Collective trust funds (a)				480.8
Total investments at fair value				$534.9

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$31.5	$—	$—	$31.5
Self-directed brokerage accounts	11.5	—	—	11.5
Company common stock	3.2	—	—	3.2
Total assets in the fair value hierarchy	$46.2	$—	$—	$46.2
Investments measured at NAV (a)
Collective trust funds (a)				430.2
Total investments at fair value				$476.4

(a)     In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

NOTE D - RISKS AND UNCERTAINTIES

The Plan provides for various investments in any mutual funds, self-directed brokerage accounts, Company common stock, and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE E - TAX STATUS

The Internal Revenue Service (“IRS”) issued an opinion letter dated June 30, 2020 indicating that the pre-approved defined contribution plan document adopted by the Plan, as then-designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”). The Company has determined that it is eligible to, and has chosen to, rely on the current IRS pre-approved plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been

MasterBrand, Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2024 and 2023
amended subsequent to the IRS ruling. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

NOTE F - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Fidelity Management Trust Company is the Plan trustee. Fidelity Management Trust company does not manage any investments of the Plan.

Notes receivable from participants are considered party-in-interest transactions. In addition, at December 31, 2024, the Plan held 293,361 shares of MasterBrand, Inc. common stock, valued at $4.3 million, or a fair market value of $14.61 per share. At December 31, 2023, the Plan held 216,060 shares of MasterBrand, Inc. common stock, valued at $3.2 million, or a fair market value of $14.85 per share.

Transactions involving these investments are allowable party-in-interest transactions under ERISA.

NOTE G—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time. MasterBrand, Inc., as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE H—NONEXEMPT TRANSACTIONS

In 2024, there were no nonexempt transactions. In 2023, there were immaterial nonexempt transactions related to $0.1 million of payments from the Plan’s forfeiture account in satisfaction of expenses incurred by other plans sponsored by MasterBrand, Inc. In 2024, the Company repaid the Plan for such nonexempt transactions, including interest. The Company corrected these transactions through the Voluntary Fiduciary Correction Program. The Company has subsequently received a communication from the U.S. Department of Labor, Employee Benefits Security Administration (“EBSA”), noting the EBSA will take no civil enforcement action against MasterBrand, Inc. with respect to these nonexempt transactions. As a result, the Company considers these nonexempt transactions to be fully corrected, has paid the required excise tax for 2023, and will pay the required excise tax for 2024, on Form 5330.

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated the impact of events that have occurred after December 31, 2024, through June 26, 2025, which is the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.

MasterBrand, Inc. Retirement Savings Plan
SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS
EIN #88-3479920
PLAN NUMBER 008
As of December 31, 2024
(U.S. Dollars presented in millions)

(a) Identity of party involved			(b) Relationship to plan, employer, or other party-in-interest
MasterBrand, Inc.			Plan sponsor
(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
In 2024, there were no nonexempt transactions. In 2023, there were immaterial nonexempt transactions related to $0.1 million of payments from the Plan’s forfeiture account in satisfaction of expenses incurred by other plans sponsored by MasterBrand, Inc. In 2024, the Company repaid the Plan for such nonexempt transactions, including interest. The Company considers these nonexempt transactions to be fully corrected, and has paid the required excise tax for 2023, and will pay the required excise tax for 2024, on Form 5330.
(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Transaction expense	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
$—	$—	$—	$0.1	$—	$—	$—

MasterBrand, Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN #88-3479920
PLAN NUMBER 008
As of December 31, 2024
(U.S. Dollars presented in millions)

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2024
	Collective Trust Funds
	BlackRock Equity Index	Collective trust funds	$137.8
	BlackRock LifePath Index 2030	Collective trust funds	48.3
	BlackRock LifePath Index 2040	Collective trust funds	48.1
	BlackRock LifePath Index 2035	Collective trust funds	47.5
	BlackRock LifePath Index 2045	Collective trust funds	36.7
	BlackRock LifePath Index 2050	Collective trust funds	30.1
	BlackRock LifePath Index 2055	Collective trust funds	22.8
	BlackRock LifePath Index Retirement	Collective trust funds	40.1
	Invesco Stable Value	Collective trust funds	14.1
	BlackRock US Total Return	Collective trust funds	13.2
	BlackRock Extended Market Index	Collective trust funds	14.1
	BlackRock ACWI ex-U.S. IMI Index	Collective trust funds	9.2
	BlackRock LifePath Index 2060	Collective trust funds	11.2
	BlackRock LifePath Index 2065	Collective trust funds	3.7
	BlackRock US Debt Index	Collective trust funds	3.4
	BlackRock Strategic Completion Fund	Collective trust funds	0.5
	T. Rowe Price Stable Value	Collective trust funds	—
	Total Collective Trust Funds		480.8
	Mutual Funds
	William Blair Small Cap Growth	Mutual funds	$17.7
	Dodge & Cox International Stock	Mutual funds	10.6
	Segall Bryant & Hamill Small Cap Value	Mutual funds	5.4
	Total Mutual Funds		33.7
	Self-Directed Brokerage Accounts
	Total Self-Directed Brokerage Accounts		$16.1
	Company Common Stock
*	MasterBrand, Inc. Common Stock	Company common stock	$4.3
	Total Investments		$534.9
*	Participant Loans	Loans (3.25% to 9.50%)	$9.4

*    Indicates a party-in-interest to the Plan.

Note: The “Cost” column (d) is not applicable because all the Plan’s investment options are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASTERBRAND, INC. RETIREMENT SAVINGS PLAN
June 26, 2025	By:	/s/ Shane Davis
Shane Davis
Associate Benefits Committee of MasterBrand, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm